Exhibit 99

Classified Ventures, LLC
Consolidated Financial Statements
For the Years Ended December 31, 2013, 2012 and 2011

Classified Ventures, LLC
Index
December 31, 2013, 2012 and 2011

Page(s)
Report of Independent Auditors

Financial Statements

Consolidated Balance Sheets	1

Consolidated Statements of Operations	2

Consolidated Statements of Cash Flows	3

Consolidated Statements of Changes in Members’ Equity	4

Notes to Consolidated Financial Statements	5-17

Independent Auditor's Report
To the Board of Directors and Members of
Classified Ventures, LLC
We have audited the accompanying consolidated financial statements of Classified Ventures, LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations, of changes in members’ equity and of cash flows for each of the three years ended December 31, 2013.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Classified Ventures, LLC and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 9 to the financial statements, the Company has entered into significant transactions with Investor Affiliates of Classified Ventures, LLC, all related parties.
Chicago, IL
February 21, 2014

Classified Ventures, LLC
Consolidated Balance Sheets
December 31, 2013 and 2012

(In thousands of dollars)	2013	2012
Assets
Current assets
Cash and cash equivalents	$39,405	$19,059
Marketable securities held in trust	1,638	2,267
Accounts receivable, net of allowance for doubtful accounts of $1,398 and $1,858, respectively	56,237	63,425
Affiliate Investor accounts receivable	9,420	8,522
Prepaid expenses & other current assets	8,841	7,171
Assets held for sale	16,930	1,070
Total current assets	132,471	101,514
Property and equipment, net of accumulated depreciation	20,341	19,728
Marketable securities held in trust, less current portion	8,507	8,832
Goodwill	12,428	15,868
Investment	5,002	5,002
Definite lived intangible assets	278	343
Total assets	$179,027	$151,287

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$5,805	$9,457
Accrued compensation and related costs	16,285	13,400
Accrued expenses & other current liabilities	27,761	21,262
Deferred revenue	901	852
Current portion deferred incentive plans	1,638	2,267
Liabilities held for sale	2,986	669
Total current liabilities	55,376	47,907
Deferred incentive plans, less current portion	13,945	8,104
Deferred rent	3,680	3,940
Total liabilities	73,001	59,951
Commitments and contingencies (Note 16)
Members’ equity	106,026	91,336
Total liabilities and members’ equity	$179,027	$151,287
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Operations
Years Ended December 31, 2013, 2012 and 2011

(In thousands of dollars)	2013	2012	2011
Operating revenue
Net revenue	$335,119	$284,952	$238,612
Net revenue Affiliate Investor	83,085	71,653	62,852
Total net operating revenue	418,204	356,605	301,464
Operating expenses
Product support, technology and operations	106,550	89,838	76,486
Marketing and sales	186,274	161,682	138,657
General and administrative	40,265	32,743	30,640
Affiliate revenue share	17,774	16,259	12,628
Total operating expenses	350,863	300,522	258,411
Operating income	67,341	56,083	43,053
Other income (loss)
Interest income	—	—	8
Gain (loss) on investments	1,901	908	(26)
Income from continuing operations	69,242	56,991	43,035
Discontinued operations
Discontinued Apartments income	32,945	31,840	29,730
Discontinued HomeGain income (loss)	2,503	(749)	(316)
Income from discontinued operations	35,448	31,091	29,414
Net income	$104,690	$88,082	$72,449
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2013, 2012 and 2011

(In thousands of dollars)	2013	2012	2011
Cash flows from operating activities
Net income	$104,690	$88,082	$72,449
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,260	9,300	9,099
Deferred compensation	8,136	3,031	2,405
Loss on disposition of property and equipment	375	15	—
Loss (gain) on trading securities related to deferred compensation	(1,912)	(908)	26
Gain of sale of HomeGain	(3,461)	—	—
Provision for accounts receivable	2,377	2,453	1,302
Purchase of trading securities related to deferred compensation plan	(58)	(2,363)	(2,755)
Change in operating assets and liabilities
Accounts receivable	(6,823)	(15,824)	(12,888)
Prepaid expenses and other current assets	(2,372)	(1,439)	92
Investments	(183)	—	—
Accounts payable	(1,498)	(363)	(3,044)
Accrued expenses and other current liabilities	9,423	(2,601)	5,397
Deferred revenue	49	(871)	804
Deferred rent	(260)	(889)	(822)
Other long term liabilities	—	—	(8)
Net cash provided by operating activities	117,743	77,623	72,057
Cash flows from investing activities
Change in restricted cash	—	45,253	(18,884)
Proceeds from the sale of property and equipment	21	42	—
Purchase of investment	—	(5,002)	—
Purchase of property and equipment	(10,678)	(10,486)	(5,926)
Fees associated with sale of HomeGain	(329)	—	—
Proceeds from sale of HomeGain	3,589	—	—
Net cash provided / (used) in investing activities	(7,397)	29,807	(24,810)
Cash flows from financing activities
Dividend paid to investors	(90,000)	(119,253)	(49,126)
Net cash used in financing activities	(90,000)	(119,253)	(49,126)
Net decrease in cash	20,346	(11,823)	(1,879)
Cash and cash equivalents
Beginning of years	19,059	30,882	32,761
End of years	$39,405	$19,059	$30,882
Supplemental disclosure of noncash investing and financing activities
Purchases of property, plant and equipment in accrued liabilities and accounts payables at the end of the years	$2,422	$1,635	$367
Dividends declared but not paid	—	—	18,874
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Consolidated Statements of Changes in Members’ Equity
Years Ended December 31, 2013, 2012 and 2011

(Units and dollars in thousands)	Members’ Equity
	Common Units				Treasury Units
	Class A		Class B		Class A		Class B		Additional
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2010	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$373,960	$(300,603)	$72,805
Net income										72,449	72,449
Dividends to investors									(49,126)		(49,126)
Dividends payble to investor									(18,874)		(18,874)
Balance at December 31, 2011	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$305,960	$(228,154)	$77,254
Net income										88,082	88,082
Dividends paid to investors									(74,000)		(74,000)
Balance at December 31, 2012	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$231,960	$(140,072)	$91,336
Net income										104,690	104,690
Dividends paid to investors									(90,000)		(90,000)
Balance at December 31, 2013	184,873	$1,848	1,579	$16	(5,710)	$—	(1,579)	$(2,416)	$141,960	$(35,382)	$106,026
The accompanying notes are an integral part of these consolidated financial statements.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

1. Summary of Significant Accounting Policies
Basis of Presentation
Classified Ventures, LLC (the “Company”) is a strategic joint venture among five large media partners whose objectives are to collectively capitalize on revenue growth in the online classified categories of automotive, rentals and real estate. The strategic partners are Gannett Co., Inc., The McClatchy Company, Tribune Company, The Washington Post Company and A.H. Belo Corporation (the “Investors”).
The Company provides online services in classified advertising marketplaces that build upon the local capabilities and expertise of its affiliated network of approximately 110 newspapers and television stations (the “Affiliates”). Investor Affiliates are Affiliates that are owned by our Investors and Non-Investor Affiliates are Affiliates that are not owned by our Investors. In the automotive category, the Company has the nationally branded website, cars.com ™, (www.cars.com). In the rentals category, the Company has the nationally branded website, apartments.com™, (www.apartments.com). In the real estate category, the Company had the nationally branded website, HomeGain.com™, (www.homegain.com).
In February 2013, the net assets of HomeGain, Inc., a wholly owned subsidiary of Classified Ventures, LLC, were sold to a third party for a purchase price of $4.0 million. This consisted of a $3.6 million immediate cash payment and a $0.4 million note payable to be paid by the buyer in 2014. As a result of the sale, the Company’s consolidated financial results contain one month of HomeGain, Inc. in 2013 and a full year of results in 2012 and 2011. These financial results are included in the financial statements as discontinued operations (see Note 8). In November 2013, the HomeGain, Inc. legal entity was dissolved.
The Company provided administrative services to HomeFinder.com through a shared services agreement. The Company’s 2013, 2012 and 2011 financial results recognize revenue from the shared services agreement to the extent that expenses were incurred on behalf of the HomeFinder.com business. The services are charged at cost resulting in no impact to net income.
In September 2013, the Company announced it would evaluate a variety of strategic options for the Apartments.com business and executed an engagement letter to sell the business. The sale is expected to be finalized in the second quarter of 2014. As a result of pending sale, Apartments.com is presented as assets held for sale and in discontinued operations for the years 2013, 2012, and 2011 (see Note 8). All information in the following notes to the consolidated financial statements includes only results from continuing operations (excluding Apartments and HomeGain) for all periods presented, unless otherwise noted. For further information regarding discontinued operations, see Note 8.
Revenue Recognition
The primary source of revenue for the Company is the sale of online subscription advertising products for the automotive, rentals and real estate industry segments. Online advertising sales to Affiliates, auto dealers, property managers, real estate agents, brokers and private parties are recognized as the service is delivered. Revenue is recorded net of credits.
The Company also sells banner and sponsorship advertising on its websites, pursuant to fixed fee or transaction based contracts. The customers are billed for impressions delivered or click-throughs on their advertisements. An impression is the display of an advertisement to an end-user on the website and is a measure of volume. A click-through occurs when an end-user clicks on an impression.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Revenue is recognized evenly over the contract term for fixed fee contracts where a minimum number of impressions or click-throughs is not guaranteed. Revenue is recognized as the service is delivered for transaction based contracts. If the impressions or click-throughs delivered are less than the amount billed, the difference is recorded as deferred revenue and recognized as earned.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.
Marketable Securities Held in Trust
The Company’s marketable securities held in trust relate to the deferred compensation plan (see Note 13) and are classified as trading securities, with unrealized gains and losses included in the Company’s consolidated statements of operations. The marketable securities held in trust were $10.1 million, $11.1 million and $10.4 million as of December 31, 2013, 2012 and 2011, respectively.
Property and Equipment
Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives as follows:

Computer software and hardware	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	shorter of lease term or estimated useful life
Normal repairs and maintenance are expensed as incurred. The costs and related accumulated depreciation of assets sold or disposed of are removed from the balance sheet and any resulting gain or loss is included in the consolidated statement of operations.
Equity Investments
Investments in 20% to 50% owned companies, in which the Company has the ability to exercise significant influence over operating and financial policies of the invested company, but does not control the entity, are accounted for using the equity method. Non-marketable equity investments are recorded using the cost method or the equity method of accounting, depending on the facts and circumstances of each investment. Non-marketable investments in preferred shares that that do not meet criteria of in-substance common stock are accounted for at cost. The Company’s non-marketable equity investments are classified within other long-term assets on the consolidated balance sheets.
Under current accounting guidance, the Company is exempt from estimating the annual fair value of the cost method investment if no impairment indicators are present because it meets all the following criteria: is a non-public entity, has total assets less than $100 million as of the financial reporting date and has no instrument that, in whole or in part, is accounted for as a derivative instrument. The Company assesses annually if there are any identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment which may indicate impairment. See Note 7 for additional investment information.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Goodwill
Goodwill represents the excess of the total purchase price of acquisitions over the fair value of the acquired assets. Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. Starting in 2012, the option was available to the Company to use the qualitative assessment of impairment. The Company chose to test for goodwill impairment, at the reporting unit level, using the two-step process. The first step involves a comparison of the estimated fair value of each reporting unit with its carrying value. Fair value is estimated using discounted cash flows of the reporting unit based on planned growth rates, and estimates of discount rates and residual values. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. If the carrying value exceeds fair value, goodwill is considered impaired and is reduced to fair value. The Company has goodwill as a result of its past acquisitions. See Note 5 for additional goodwill disclosures.
Valuation of Long-Lived Assets
The Company evaluates the carrying value of long-lived assets to be held or used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the projected undiscounted cash flows are less than the carrying value. No impairment losses were incurred in 2013, 2012 and 2011.
Website and Product Development Costs
Website product development costs are capitalized based upon the nature of the costs incurred and the stage of the website’s development.
For software developed or obtained for internal use, the Company capitalizes costs based upon the nature of the costs incurred and the stage of software development. There were no internal-use software costs capitalized in 2013 and 2012.
Advertising Expenses
The Company expenses all advertising costs as incurred. Total advertising expense was $87.6 million, $76.6 million, and $68.2 million for the years ended December 31, 2013, 2012, and 2011, respectively.
Income Taxes
As a limited liability company, the Company is generally not subject to income taxes, with the exception of HomeGain, a C corporation subsidiary, which was dissolved in November 2013.
Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but are not limited to, the accounting for: allowance for uncollectible accounts receivable, depreciation and amortization, useful lives of definite-lived assets, accrued expenses, goodwill, commitments and contingencies, among others.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. To date, accounts receivable have primarily been derived from advertising fees billed to Affiliates, auto dealers, property managers, private parties, banner and sponsorship advertising clients and automobile manufacturers located in the United States. At December 31, 2013 and 2012, net accounts receivable from total Affiliates was $11.3 million and $10.9 million, respectively, which represented 17% and 18%, respectively, of the net accounts receivable. At December 31, 2013 and 2012, net accounts receivable from Investor Affiliates was $9.4 million and $8.4 million, respectively, which represents 14% and 14%, respectively of the net accounts receivable. At December 31, 2013 and 2012, net accounts receivable from Non-Investor Affiliates was $1.9 million and $2.5 million, respectively, which represents 3% and 4%, respectively, of the net accounts receivable.
No Affiliate individually had accounts receivable greater than 10% of the consolidated total. The Company requires no collateral to support accounts receivable and maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations. The Company maintains reserves based upon the expected collectability of accounts receivable and establishes specific reserves when appropriate. The Company also has potential credit risk concentration in the auto manufacturing and newspaper publishing sectors. Of the gross accounts receivable balance of $67.1 million and $61.9 million as of December 31, 2013 and 2012, respectively, the auto manufacturing and newspaper publishing sectors represent 34% and 31% and 17% and 18%, respectively as of December 31, 2013 and 2012. No individual customer had a significant revenue concentration.
Changes in the allowance for doubtful accounts are as follows:

	2013	2012	2011

Balance at January 1	$1,375	$1,432	$1,853
Charges to expenses	1,793	1,758	884
Write-offs, net of recoveries	(1,770)	(1,815)	(1,305)
Balance at December 31	$1,398	$1,375	$1,432
Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. Due to the short-term nature of these items, the carrying values are deemed to approximate fair value.
2.     Recently Issued Pronouncements
In December 2013, the FASB issued Accounting Standards Update No. 2013-12, Definition of a Public Business Entity. This ASU defines public business entity. The definition of a public business entity will be used in considering the scope of new financial guidance and will identify whether the guidance does or does not apply to public business entities. The term public business entity will be used in Accounting Standards Updates issued in 2014. As of December 31, 2013 this guidance did not impact the Company’s consolidated financial statements. The Company is still evaluating the impact on the consolidated financial statements prospectively.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

3.     Operating Leases
The company is obligated as lessee under certain non-cancelable operating leases for office space, and is also obligated to pay insurance, maintenance and other executory costs associated with the leases. Rental expense during 2013, 2012 and 2011 was approximately $6.8 million, $6.1 million and $5.5 million, respectively.
Future minimum operating lease payments at December 31, 2013 are as follows:

2014	$7,028
2015	5,688
2016	5,843
2017	4,417
2018 and thereafter	999
Total	$23,975

4.	Property and Equipment
Property and equipment at December 31, 2013 and 2012 consisted of the following:

	2013	2012

Computer software and hardware	$44,192	$37,819
Furniture and equipment	4,938	4,617
Leasehold improvements	7,276	6,113
	56,406	48,549
Less: Accumulated depreciation	(36,065)	(30,214)
Total	$20,341	$18,335
Depreciation expense was $8.7 million, $8.3 million and $7.8 million for the years ended December 31, 2013, 2012 and 2011, respectively.

5.	Goodwill
Management has determined the Company has two reporting units - Cars and Apartments. The goodwill is allocated as $12.4 million in the Cars reporting unit and $3.5 million in the Apartments reporting unit. The Company performs the required annual impairment assessment of its goodwill in the fourth quarter. The goodwill allocated in the Apartments reporting unit is included in assets held for sale.
Management determined that the fair value of the Cars and Apartments reporting units exceeded the respective carrying value significantly and accordingly, goodwill within these reporting units was not determined to be impaired. Management will continue to evaluate for impairment of goodwill, if any, based on further declines in the real estate market or other impairment triggers.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

6.	Definite Lived Intangible Assets
The Company has definite lived intangible assets from recent acquisitions which will be fully amortized by the year 2020. The following table sets forth balance sheet information for intangible assets subject to amortization, excluding goodwill:

At December 31, 2013	URL/Domain and Trade Names	Customer Relationships	Vendor & Affiliate Relationships	Overall Technology	Patent	Total

Gross intangible assets	$2,096	$1,590	$350	$3,800	$510	$8,256
Accumulated amortization	(2,096)	(1,590)	(350)	(3,800)	(232)	(7,978)
Intangible assets, net	$—	$—	$—	$—	$278	$278

At December 31, 2012	URL/Domain and Trade Names	Customer Relationships	Vendor & Affiliate Relationships	Overall Technology	Patent	Total

Gross intangible assets	$2,096	$1,590	$350	$3,800	$510	$8,256
Accumulated amortization	(2,096)	(1,590)	(350)	(3,800)	(176)	(7,922)
Intangible assets, net	$—	$—	$—	$—	$334	$334
Amortization expense was $0.1 million, $0.1 million and $0.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. Based upon the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: 2014: $0.05 million; 2015: $0.05 million; 2016: $0.05 million; 2017: $0.05 million; 2018: $0.03 million. The original useful lives range from 1- 10 years.

7.	Business Investments
In November 2012, the Company invested $5.0 million for a 25% interest in RepairPal, Inc., an online marketplace offering consumers a price estimator for car repairs and an ability to research repair shop reviews, for preferred stock, initially convertible into an equal number of shares of common stock. Each share of preferred stock carries a number of votes equal to the number of shares of common stock, has substantive liquidation preference and is not actively traded.
The Company accounts for its investment in RepairPal under the cost method. While the Company believes it has the ability to exercise significant influence, it has determined that its investment was not substantially similar to common stock on the acquisition date because it has a substantive liquidation preference over common stock. This factor precludes the Company from accounting for the investment under the equity method.
The Company also has an investment in RentWiki Holdco, LLC, which has as its only asset an investment in Vertical Brands, Inc. Vertical Brands, Inc. operates a peer review and recommendation website called www.apartmentlist.com to find apartments across cities in the United States. In

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

September 2013, the Company received preferred stock at an investment value of $0.2 million which represents less than 5% ownership in RentWiki Holdco, LLC. Each share of preferred stock carries the same voting rights as other classes of stock; however they have a substantive liquidation preference and are not actively traded. Therefore, the Company accounts for this investment under the cost method. This investment is included in assets held for sale.
The aggregate carrying amount of the investments at December 31, 2013 and 2012 was $5.0 million and $5.0 million respectively. The Company did not estimate the fair value of the investments because it did not identify any events or circumstances that may have had a significant adverse effect on the investments’ values.

8.	Discontinued Operations
On February 4, 2013, the net assets of HomeGain, Inc. were sold to a third party for a purchase price of $4.0 million. This consisted of a $3.6 million immediate cash payment and a $0.4 million note payable to be paid by the buyer in 2014. As a result of the sale, the Company consolidated financial results contain one month of HomeGain, Inc. in 2013 and a full year of results in 2012 and 2011. In November 2013, the HomeGain, Inc. legal entity was dissolved.
Results of the HomeGain discontinued operations at December 31 are summarized as follows (in thousands):

	2013	2012	2011

Total net operating revenue	$748	$8,312	$11,795
Total operating expenses	1,706	9,061	12,111
Gain on sale of HomeGain	3,461	—	—
Income (loss) from discontinued operations	$2,503	$(749)	$(316)
Assets and liabilities of HomeGain discontinued operations at December 31 are summarized as follows (in thousands):

	2013	2012

Current assets	—	$892
Net property and equipment	—	178
Assets of discontinued operations	—	$1,070

Current liabilities	—	$669
Liabilities of discontinued operations	—	$669
In September 2013, the Company announced it would evaluate a variety of strategic options for the Apartments.com business and executed an engagement letter to sell the business. As a result, Apartments.com is presented as assets held for sale in the balance sheet. The sale is expected to be finalized in the second quarter of 2014. Subsequent to the sale, the Company will not have any significant involvement in the Apartments.com business other than a limited shared service agreement for the remainder of 2014. Under this agreement, the Company will provide legal, facilities, technology, office space and accounting to the buyer at a cost without any markup on services. As a result of pending sale, the financial results for Apartments.com are included in discontinued operations for the years 2013, 2012, and 2011.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Results of the Apartments discontinued operations for the years ended December 31 are summarized as follows (in thousands):

	2013	2012	2011

Net revenue	$78,542	$68,671	$62,320
Net revenue Affiliate Investor	7,325	7,961	8,071
Total operating expenses	52,922	44,792	40,661
Income from discontinued operations	$32,945	$31,840	$29,730

Assets and liabilities of Apartments discontinued operations at December 31 are summarized as follows (in thousands):

	2013	2012

Current assets	$12,045	$12,469
Net property and equipment	1,262	1,393
Other assets	183	—
Goodwill	3,440	3,440
Other intangibles	—	9
Assets of discontinued operations	$16,930	$17,311

Current liabilities	2,986	2,823
Liabilities of discontinued operations	$2,986	$2,823

9.	Related Party Transactions
Net sales to Investor Affiliates totaled $83.1 million, $71.7 million and $62.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Revenue share to the Affiliates totaled $17.8 million, $16.3 million and $12.6 million for years ended December 31, 2013, 2012 and 2011, respectively. Net accounts receivable from Investor Affiliates totaled $9.4 million and $8.4 million as of December 31, 2013 and 2012, respectively.
Pursuant to Affiliate Agreements between the Company and each of its Affiliates, Affiliates are assigned a sales territory to sell the Company’s products on a wholesale/retail basis. The Affiliate Agreements specify print and online promotion obligations of the Affiliate, bar the Affiliates from engaging in specified activities and identify performance obligations of the Company and the Affiliate. Each Investor owned Affiliate Agreement contains language requiring the Company to treat all similarly situated Investor Affiliates equally.
The Company also has a shared service agreement with HomeFinder.com as a result of the spin-off that occurred in March 2009. Under the agreement, the Company provides legal, facilities, technology, office space, accounting, and human resource services to HomeFinder.com at cost without any markup on the services. Total shared service revenue recognized for 2013, 2012 and 2011 was $1.7 million, $2.1 million and $2.9 million, respectively, to offset the $1.7 million, $2.1

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

million, and $2.9 million of incurred expenses in 2013, 2012, and 2011. HomeFinder.com shared services revenue is included within the net revenue line item on the income statement.
10. Fair Value Measurements
The Company accounts for certain items using the fair market value method of accounting which establishes a fair value hierarchy for those items measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The fair value hierarchy consists of the following three levels:

•	Level 1- Quoted prices in active markets that the Company has the ability to access for identical assets or liabilities;

•
Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•
Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Company's management about the assumptions market participants would use in pricing the asset or liability.

The Company's financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheet include the Long Term Incentive Plan (“LTIP”) assets and liabilities and marketable securities.
The following table presents the LTIP investments carried at fair value as of December 31, 2013, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total

Cash	$—	$279	$—	$279
Mutual funds	8,541	—	—	8,541
Fixed income fund	—	1,325	—	1,325
	$8,541	$1,604	$—	$10,145
The following table presents the LTIP investments carried at fair value as of December 31, 2012, by category on the consolidated balance sheet in accordance with the valuation hierarchy defined above:

	Level 1	Level 2	Level 3	Total

Cash	$—	$471	$—	$471
Mutual funds	8,589	—	—	8,589
Fixed income fund	—	2,039	—	2,039
	$8,589	$2,510	$—	$11,099

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.
Fair value for mutual funds is measured using quoted market prices at the reporting date multiplied by the quantity held.
The Company has an investment in a commingled fund for which quoted market prices are not available. The value of the investment represents the net asset value as provided by the trustee. Management performs its own pricing diligence by reviewing the net asset value and by obtaining audited financial statements from the trustee.
11. Retirement Plan
The Company has a 401(k) Retirement Savings Plan, which is qualified under Section 401(k) of the Internal Revenue Code and for which all full-time Company employees are eligible. Participants are eligible on the first day of the quarter following the date of hire after one month of service and are allowed to make tax-deferred contributions up to 100% of annual compensation, subject to limitations specified by the Internal Revenue Code.
The Company match is 100% of the employee’s contribution up to 3% of the employee’s salary, and thereafter 50% of the employee’s contribution, until the employee’s contributions reach 5% of the employee’s salary. All employees are immediately fully vested. For the years ended December 31, 2013, 2012, and 2011, the Company expensed matching contributions in the amounts of $3.0 million, $2.5 million, and $2.2 million, respectively.
12. Class A Common Units and Members’ Equity
As of December 31, 2013, 2012, and 2011, there were 184.9 million authorized, issued and outstanding Class A common units and 1.6 million authorized and issued Class B common units, none of which were outstanding. Class A common units have voting rights of one vote per unit.
In December 2013, 2012, and 2011, the Company declared a dividend of $90 million, $74 million, and $68 million, respectively. The dividends were treated as a return of capital to Investors given the overall accumulated deficit balance. The entire $90 million and $74 million dividends were declared and paid in December 2013 and 2012, respectively. Of the $68 million dividend declared in December 2011, $49 million was paid to Investors and $19 million was held in restricted cash at the request of one Investor. In 2010, $26 million of the total dividends declared was held in restricted cash at the request of one Investor. The 2011 held dividend of $19 million and the 2010 held dividend of $26 million was paid to the one Investor on February 9, 2012, and as a result, there were no remaining balances in restricted cash after that date.
13. Long-Term Incentive Plan
In June 2001, the Company’s LTIP was established. The Company, at its discretion, may designate up to 60 key employees to participate in the LTIP and may make annual contributions to the participants’ account. The contributions are invested at the participant’s direction among investment options including mutual funds and money market funds. In 2013, 2012 and 2011 the Company contributed $0.5 million, $2.4 million and $2.8 million, respectively. The total amount contributed by the Company is marked to market quarterly and any unrealized gains (losses) are recognized through the income statement.
The amounts contributed to participants’ accounts vest over a three-year period. One-third of the amount contributed in a plan year (and any increases or decreases in the account as a result of income,

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

gains, losses or costs allocated to the account) vests and is payable on February 15th of each of the three succeeding plan years after the plan year in which the contribution was made. Once a portion of an award vests, it is either deferred for one year or paid to the participant. This initial deferral election is made by the participant prior to the plan year for which the award was issued. One year following the vesting date, that same portion of the deferred award is either deferred for five years or paid to the participant. This subsequent deferral election is made not later than December 31st of the plan year prior to the plan year for which the award was issued. If a participant is involuntarily terminated other than for cause as defined by the plan, the participant’s account becomes 100% vested and distributed. If a participant resigns, the vested portion of the participant’s account is distributed and the unvested portion is forfeited. The forfeited funds are retained within the Trust and used to offset future contributions. The amount of funds forfeited in the years ended December 31, 2013, 2012 and 2011 were $0.1 million, $0.5 million and $0.1 million, respectively.
The Company applies accounting guidance for stock appreciation rights and other variable stock option or award plans for the cash awarded under this deferred compensation plan. Under this plan, deferred compensation expense was $1.1 million, $1.5 million and $2.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. The deferred compensation liability was $9.7 million and $9.7 million at December 31, 2013 and 2012, respectively.
14. Share Appreciation Rights Plan
Effective as of January 1, 2012, the Company established a Share Appreciation Rights (SAR) Plan. The Classified Ventures Share Appreciation Rights Plan is intended to motivate certain key employees of Classified Ventures, LLC to maximize their contributions to the long-term success of the Company and to encourage them to remain in the employ of the Company through awards of Share Appreciation Rights. The Compensation Committee of the Company, at its discretion, may designate key employees to participate in the plan. Eligible participants will receive a number of stock appreciation rights annually that entitle the employee to receive the appreciation in the fair market value of a share from the date of grant up to a specified date or dates plus an amount equal to the distributions per share. Benefits paid under this plan will be made in cash, not common stock, at the end of the three-year vesting period from the original grant date. Expenses related to the Share Appreciation Rights Plan have been recorded in accordance with the accounting standards for share based payments. Due to the cash settlement at the end of the performance period, the awards are classified as a liability and are remeasured each reporting period at fair value.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

Under the SARs Plan, deferred compensation is based upon award of share appreciation rights, the value of which is related to the appreciation in the value of the common units of the Company. Awards granted in a given year vest to the participant over a three-year period and are settled in cash at the end of the three-year performance period. In 2013 and 2012, respectively, the Company awarded 2.6 million and 3.3 million of share appreciation rights to participants employed by the Company with a base price of $4.48 and $4.19 per right, respectively. The price was determined by the Company including the use of a third party valuation analysis which based the Company value on the combination of income and market approaches. Upon the settlement of vested rights, the participant receives a lump sum cash payment in an amount equal to (i) the value of a common unit as of the date of settlement less (ii) the grant price value of a common unit on the grant date, plus dividend distributions per unit.
Appreciation rights outstanding and exercisable as of December 31, 2013 and changes during the year ended were as follows:

	Rights / Units	Weighted Avg. Grant Price	Remaining Avg. contract Terms	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in years)	(in thousands)
Rights outstanding as of December 31, 2012	2,910	$4.19
Granted	2,576	4.48
Exercised	—	—
Forfeited or terminated	(384)	4.32
Rights outstanding as of December 31, 2013	5,102	$4.33	1.5	9,826
Rights exercisable as of December 31, 2013	2,649	$4.28	1.5	5,338
Appreciation rights outstanding and exercisable as of December 31, 2012 and changes during the year ended were as follows:

	Rights / Units	Weighted Avg. Grant Price	Remaining Avg. contract Terms	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in years)	(in thousands)
Rights outstanding as of December 31, 2011	—	$—
Granted	3,298	4.19
Exercised	—	—
Forfeited or terminated	(388)	4.19
Rights outstanding as of December 31, 2012	2,910	$4.19	2.0	1,710
Rights exercisable as of December 31, 2012	970	$4.19	2.0	570
The Company measures the cost associated with awards issued under the SARs Plan using a graded vesting intrinsic value method, which includes a price increase in market value and a dividend

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

component. Under this method, the cost of services related to the SARs Plan reflects changes in the Company common unit price and the relative vesting period of the rights.
SARs expense was $5.3 million and $0.6 million for the years ended December 31, 2013 and 2012, respectively. No SARs Plan expense was capitalized as part of an asset and no significant plan modifications impacted the recorded expense in any of the reported years. Deferred compensation liability related to the SARs Plan was $5.9 million and $0.6 million at December 31, 2013 and 2012, respectively.
The following table summarizes the aggregate intrinsic value, which includes a dividend component, related to vested rights as of December 31:

	2013			2012
	Rights / Units	Increase in Intrinsic Value	Aggregate Intrinsic Value	Rights / Units	Increase in Intrinsic Value	Aggregate Intrinsic Value
	(in thousands)	(per right)	(in thousands)	(in thousands)	(per right)	(in thousands)
Exercised rights	—	—	—	—	—	—
Vested rights outstanding	2,649	$2.01	$5,338	970	$0.59	$570
Total unrecognized compensation cost related to nonvested rights, which includes a dividend component, is estimated to be $4.5 million and $1.1 million at December 31, 2013 and 2012, respectively. This cost is expected to be recognized over a remaining average vesting period of 1.5 years.
15. Income Taxes
As a limited liability company, the Company is generally not subject to income taxes, with the exception of HomeGain, a C corporation subsidiary. The net assets of HomeGain were sold in February 2013 for $4.0 million that resulted in a gain that was offset by the Company's net operating losses. The HomeGain legal entity was dissolved in November 2013 that resulted in a $96.9 million capital loss that will be attributed to Classified Ventures’ partners. No uncertain tax positions, interest, or penalties were recorded at December 31, 2013, 2012 and 2011.
16. Commitments and Contingencies
The Company is party to lawsuits arising out of the normal course of business. Management believes the final outcome of such litigation will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
17. Subsequent Events
The Company assessed events occurring subsequent to December 31, 2013 and through February 21, 2014, for potential recognition and disclosure in the consolidated financial statements. As of this date, no material subsequent events exist other than those previously disclosed in the financial statements.

Classified Ventures, LLC
Notes to Consolidated Financial Statements
December 31, 2013, 2012 and 2011

18. Agreement to Sell Apartments.com (unaudited)
On February 28, 2014, Classified Ventures LLC entered into an agreement to sell its Apartments.com business unit to CoStar Group, Inc., a provider of commercial real estate research and information services for property investors and sales professionals, for $585 million. The sale is expected to close in the second quarter of 2014.